August 18, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Bridge Capital, Inc.

Form S-1/A

Filed August 8, 2017

File No. 333-215528

To the men and women of the SEC:

Acceleration Request:

We, Global Bridge Capital, Inc., (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above captioned Registration Statement effective at the requested date of August 21, 2017 at 4 PM Eastern Standard Time or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 18, 2017

/s/ Tan Yu Chai

Tan Yu Chai

Chief Executive Officer